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                                                                  Exhibit 99.1

AT THE COMPANY:                         AT THE FINANCIAL RELATIONS BOARD:
Jack Meyer        Wes Johnson           Leslie Hunziker   Leslie Loyet
President & CEO   CFO                   General Info.     Analyst Inquiries
(612) 475-1400    (612) 475-1400        (312) 266-7800    (312) 266-7800

FOR IMMEDIATE RELEASE
THURSDAY, OCTOBER 23, 1997

          UROLOGIX, INC. REPORTS FISCAL 1998 FIRST QUARTER RESULTS

MINNEAPOLIS, October 23, 1997 -- Urologix, Inc. (Nasdaq: ULGX), a developer and marketer of minimally invasive medical devices for the treatment of urological diseases, today announced results for the first quarter of fiscal 1998 ended September 30, 1997.

"This has been a particularly satisfying quarter for Urologix," said Jack Meyer, president and chief executive officer. "A significant achievement was realized when we received FDA approval to market the Targis System in August. With this approval, the company is approved to market the Targis System throughout the world's largest healthcare markets, which include the United States, the European Union countries, Japan and Canada. The relatively quick FDA review process was gratifying, and we believe is a further indication of the strength and integrity of the Targis System's clinical results. We currently have two year follow-up data on 146 patients and three year follow-up on 46 patients treated in our controlled clinical studies, which demonstrate the durability of the Targis procedure."

Sales for the fiscal 1998 first quarter were $2.6 million compared with $586,000 in the same quarter last year. The company incurred a net loss of $2.0 million, or $0.22 per share, for the fiscal 1998 first three months compared with a net loss of $1.8 million, or $0.20 per share, a year ago. Higher operating expenses in this year's first quarter are attributable primarily to the company's increased marketing efforts in supporting its international distributors and in preparation for the U.S. launch of the Targis System. The U.S. launch will be implemented through a direct sales force and is expected to commence in the fiscal 1998 second quarter.

Active Preparations Underway for U.S. Launch
To accelerate commercialization efforts worldwide, the company has dramatically increased its sales and marketing staff, which now includes 20 professionals. In addition, Urologix has hired and trained three field representatives for its U.S. sales team. The company is also finalizing marketing and promotional materials, establishing three training sites at leading U.S. hospitals to instruct

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urologists on the use of the Targis System, and developing a clinical data registry. In early October, the company shipped its first commercial unit in the U.S.

Progress Toward Reimbursement Encouraging
Internationally, Urologix and its distribution partner, Boston Scientific, continue to pursue third-party reimbursement for the Targis procedure on a country-by-country basis throughout Western Europe. In late September, Urologix announced that the United Kingdom's largest private health insurer, British United Provident Association (BUPA), will begin reimbursing physicians using thermotherapies, such as the Targis System, for treating BPH. BUPA currently provides health insurance for approximately 50% of U.K. patients who maintain private coverage. Reimbursement approval has been obtained in Japan through Nihon Kohden, the company's Japanese distributon partner.

Additionally, the company is concentrating on obtaining reimbursement in the U.S. and was actively involved in pursuing that objective during the first quarter. Based on communications with various Medicare carriers, the company believes that carriers representing more than 30 states will cover transurethral microwave therapies for BPH. As well, the American Medical Association (AMA) has approved the addition of a Current Procedural Terminology (CPT) code, which is used by physicians when submitting claims, and as a reimbursement measure by payors. The code is expected to be published in the 1998 CPT book. The Company believes that this code will make it easier for physicians to adopt its Targis procedure.

Urologix, Inc., based in Minneapolis, develops, manufactures and markets minimally invasive medical devices for the treatment of urological diseases. The company has developed the Targis System, a non-surgical, anesthesia-free, catheter-based therapy that uses a proprietary microwave technology for the treatment of benign prostatic hyperplasia (BPH), a disease that affects over 23 million men worldwide. The Targis System has been approved for marketing in the United States, the European Union, Japan and Canada.

Certain statements in this press release that relate to future performance of the company are "forward-looking" and are subject to risks and uncertainties inherent in the company's business. These risks and uncertainties include: competition from other BPH treatments; the ability of the company's distributors and representatives to successfully market and sell the Targis System; the company's ability to manufacture the Targis System in sufficient quantities; and the extent to which the physicians performing the Targis System procedures are able to obtain third-party reimbursement.

To receive Urologix, Inc.'s latest news release and other corporate documents, free of charge via fax, simply dial 1-800-PRO-INFO. Use company ticker ULGX.

                           Financial Table Follows


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                               UROLOGIX, INC.

                     CONDENSED STATEMENTS OF OPERATIONS

                                 (Unaudited)

                                           Three Months Ended
                                              September 30,
                                     -------------------------------
                                        1997                 1996
                                     -----------         -----------
Sales                                $ 2,599,135         $   586,125
Cost of goods sold                     1,738,301             721,553
                                     -----------         -----------
    Gross profit (loss)                  860,834            (135,428)
                                     -----------         -----------
Costs and expenses:
  Research and development             1,374,165           1,239,224
  Sales and marketing                  1,332,966             485,044
  General and administrative             500,805             450,743
                                     -----------         -----------
    Total costs and expenses           3,207,936           2,175,011
                                     -----------         -----------

Operating loss                        (2,347,102)         (2,310,439)
Interest income, net                     331,442             520,754
                                     -----------         -----------
Net loss                             $(2,015,660)        $(1,789,685)
                                     ===========         ===========
Net loss per common share            $     (0.22)        $     (0.20)
                                     ===========         ===========
Weighted average number of
 common shares outstanding             9,309,896           9,128,765
                                     ===========         ===========


                         SELECTED BALANCE SHEET DATA
                                 (Unaudited)


                                    September 30,          June 30,
                                        1997                 1997
                                    -------------         -----------
Cash and marketable securities        $22,534,611         $26,100,809
Current assets                         27,786,330          30,160,769
Total assets                           33,121,648          35,582,087
Current liabilities                     2,535,970           3,147,319
Long-term obligations                      31,737              37,725
Shareholders' equity                   30,553,941          32,397,043

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